January 21, 2020

Christopher T. Forsythe
Senior Vice President and Chief Financial Officer
Atmos Energy Corporation
1800 Three Lincoln Centre
5430 LBJ Freeway
Dallas, Texas 75240

       Re: Atmos Energy Corporation
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed November 12, 2019
           File No. 001-10042

Dear Mr. Forsythe:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2019

Selected Financial Data, page 21

1. Please label "Contribution Margin" as a non-GAAP measure and present the disclosures and reconciliation required by Item 10(e)(1)(i) of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 25

2. Please present a reconciliation for your contribution margin non-GAAP measure. In doing so, reconcile this measure to the most directly comparable GAAP measure of gross margin. If you do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
 Christopher T. Forsythe
Atmos Energy Corporation
January 21, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 with any questions.




FirstName LastNameChristopher T. Forsythe                 Sincerely,
Comapany NameAtmos Energy Corporation
                                                          Division of
Corporation Finance
January 21, 2020 Page 2                                   Office of Energy &
Transportation
FirstName LastName